UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

CAREY CREDIT INCOME FUND - I
(Name of Issuer)
Common Shares of Beneficial Interests, Par Value $0.001 Per Share
(Title of Class of Securities)
14174W100
(CUSIP Number)
Paul S. Saint-Pierre 50 Rockefeller Plaza New York, NY 10020 (212) 492-8990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2015**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
** The information reported in this Schedule 13D is current as of the filing date.

CUSIP No. 14174W100                                         Page 1 of 3

CUSIP No. 14174W100
1	Name of Reporting Person Trevor P. Bond
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 11,111.111
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,111.111
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,111.111
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percentage of Class Represented by Amount in Row (11) 80.0%
14	Type of Reporting Person IN

CUSIP No. 14174W100                                         Page 2 of 3

Item 1.    Security and Issuer.
This statement on Schedule 13D relates to the common shares of beneficial interests, par value $0.001 per share (“Common Shares”), of Carey Credit Income Fund - I, a Delaware statutory trust (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Rockefeller Plaza, New York, NY 10020.

Item 2.    Identity and Background.

(a)	This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, by Trevor P. Bond (“Mr. Bond”).

(b)	The business address of Mr. Bond is 50 Rockefeller Plaza, New York, NY 10020.

(c)	Mr. Bond’s principal occupation is Chief Executive Officer of W. P. Carey Inc. The principal business address of W. P. Carey Inc. is 50 Rockefeller Plaza, New York, NY 10020.

(d)	During the last five years, Mr. Bond has not been convicted in a criminal proceeding.

(e)
During the last five years, Mr. Bond has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Bond is a citizen of the United States.
Item 3.    Source and Amount of Funds or Other Consideration.
On November 19, 2015, Mr. Bond purchased 11,111.111 Common Shares for an aggregate amount of $100,000 using Mr. Bond’s personal funds. Although he does not currently intend to do so, Mr. Bond may seek to borrow funds to finance subsequent purchases of Common Shares.
Item 4.    Purpose of Transaction.
Mr. Bond acquired the Common Shares solely for investment purposes. This Schedule 13D filing is occasioned solely by Mr. Bond’s beneficial ownership of approximately 80.0% of the outstanding Common Shares of the Issuer.  Although Mr. Bond’s ownership as a percentage of the outstanding Common Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, the securities of the Issuer beneficially owned by Mr. Bond were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer. Mr. Bond may make additional purchases of the Issuer’s securities in the public offering, in the open market, in private transactions or otherwise depending on the Issuer’s prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.
Item 5.    Interest in Securities of the Issuer.
(a) As of the date hereof, Mr. Bond shall be deemed to be the beneficial owner of 11,111.111 Common Shares, representing approximately 80.0% of the total issued and outstanding Common Shares. As of the date hereof, the aggregate number of Common Shares outstanding is 13,896.827.
(b) Mr. Bond holds sole voting and dispositive power of 11,111.111 Common Shares. As of the date hereof, Mr. Bond does not own any Common Shares not disclosed herein.
(c) On November 19, 2015, Mr. Bond purchased 11,111.111 Common Shares for a price of $9.00 per share.
Item 6.    Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.
Except for the matters described herein, Mr. Bond has no contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.

CUSIP No. 14174W100                                         Page 3 of 3

Item 7.    Material to Be Filed as Exhibits.
None.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:     /s/ Trevor P. Bond
Name: Trevor P. Bond
Date: November 24, 2015